EXHIBIT 11.0

STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

	Years Ended December 31,
(in thousands, except per share amounts)	2004	2003	2002
Net income	$355,086	$323,371	$229,230

Weighted average common shares outstanding	259,825	189,827	180,894
Basic earnings per common share	$1.37	$1.70	$1.27

Total weighted average common shares outstanding	259,825	189,827	180,894
Additional dilutive shares using ending value for the period when utilizing the Treasury stock method regarding stock options and BONUSES Units	7,013	6,476	2,332

Total shares for fully diluted earnings per share	266,838	196,303	183,226
Fully diluted earnings per common share and common share equivalents	$1.33	$1.65	$1.25

(1)	Share amounts for 2003 and 2002 have been adjusted to reflect 4-for-3 stock splits on February 17, 2004 and May 21, 2003.